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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of: May, 2011
Commission File Number: 001-31583
NAM TAI ELECTRONICS, INC.
(Translation of registrant’s name into English)
Gushu Industrial Estate, Xixiang
Baoan, Shenzhen
People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

NEWS RELEASE

Investor relations contact: Mr. Michael L. Luechtefeld E-mail: shareholder@namtai.com Address: Unit 1201, 12th Floor, Tower 1, Lippo Centre, 89 Queensway, Admiralty, Hong Kong	Please refer to the Nam Tai website (www.namtai.com) or the SEC website (www.sec.gov) for Nam Tai press releases and financial statements.
FURTHER UPDATE ON THE IMPACT FROM NATURAL DISASTERS
IN JAPAN ON COMPANY’S BUSINESS
Hong Kong, PRC — May 30, 2011 — Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE), today further updated its assessment of the impact on the Company’s business from the Tôhoku earthquake and tsunami, which occurred on March 11, 2011, off the East coast of Japan.
On April 6, 2011, the Company announced the management’s assessment of the impact of the earthquake on its business. And the Company’s May 9, 2011, press release of financial results for the first quarter of 2011 provided an updated assessment, indicating that a further update would be released when additional information became available.
Nam Tai management has recently again reviewed the situation and is pleased to announce that various actions taken by suppliers, customers, and the Company appear to have successfully mitigated the effects of any supply chain interruptions or component shortages resulting from the earthquake. Therefore, at this time management anticipates minimal unfavorable impact on second quarter 2011 Company financial performance and no significant impact on year 2011 Company financial performance for reasons attributable to the earthquake.
FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE
Express or implied statements in this press release regarding management’s assessments of the impact of the 2011 Tôhoku earthquake and tsunami on the business performance and financial results of the Company are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results or events could differ materially from those projected in these forward-looking statements as a result of a number of factors, including those discussed in this press release in the context of the forward looking statements or those discussed in one or more of the risk factors contained in “Item 3. Key Information — Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010, as filed on March 16, 2011 with the Securities and Exchange Commission.
ABOUT NAM TAI ELECTRONICS, INC.
We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications, consumer electronic, medical and automotive products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, FPC subassemblies and image-sensor modules and PCBAs for headsets containing Bluetooth® wireless technology.1 These components are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.

1	The Bluetooth® word mark and logos are owned by the Bluetooth SIG, Inc. and any use of such marks by Nam Tai is under license.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.
Date May 31, 2011	By:	/s/ M. K. Koo
		Name:	M. K. Koo
		Title:	Executive Chairman and Chief Financial Officer